

December 7, 2010

Steven R. Berrard
President and Chief Executive Officer
Swisher Hygiene Inc.
4725 Piedmont Row Drive, Suite 400
Charlotte, North Carolina 28210

> **Re: Swisher Hygiene Inc.**
> **Registration Statement on Form 10-12G**
> **Filed November 9, 2010**
> **File No. 000-54174**

Dear Mr. Berrard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. We have seen a press release indicating that you have appointed a new auditor to replace PricewaterhouseCoopers, LLC. Please provide appropriate disclosures in an amended filing regarding the change in auditors.

Business, page 2

3. We note your disclosure on page 4. Please revise this section to more specifically describe the recent merger, including the timeline of the merger and all its material terms, and discuss its business purpose.

4. Please provide an organizational chart that details your corporate structure, including the holdings of Messrs Huizenga and Berrard as well as the former Swisher International shareholders.

Our Market, page 4

5. We note your statement that Canada and the U.S. have a combined market which you estimate, based on industry research reports, exceeds $37 billion. When you cite to outside sources for your estimates, please identify those sources here and throughout your registration statement. In addition, please provide us with highlighted copies of any study or report that you cite or on which you rely. Confirm that the industry reports or studies that you rely on were publicly available and not prepared for you and that you did not compensate the party that prepared these reports or studies. Alternatively, please file consents for the parties providing this data as exhibits to the registration statement.

Risk Factors

6. We note your statement on page 11 that: "If any of the following risks, or other risks not presently known to us or risks we currently believe not to be material, develop into actual events, then our business, financial condition, results of operations, or prospects could be materially adversely affected." Please remove this language and clarify in this paragraph that the disclosed risk factors address all of the material risks.

7. Please avoid presenting risks that could apply to any issuer in your industry, do not reflect your current operations, are not material, or are generally generic. Rather, tailor each risk factor to your specific facts and circumstances. To the extent that a risk is not material to you or your investors, consider whether you need to include it. For example purposes only we note the following risk factors:

    * Failure to successfully manage our growth could adversely impact our operating results …, page 13;

    * Failure to implement and maintain effective internal control over financial reporting…, page 14;

    * Failure to retain our current clients and renew existing client contracts…, page 15;

    * Changes in economic, market and other conditions could adversely affect our business, page 15; and

- Our revenues and operating results may fluctuate, which could harm our results of operations.

Capital and credit market issues could adversely affect our liquidity…, page 14

8. This risk factor appears to describe the risks associated with capital and credit markets over the past several years and how this may impede your access to future liquidity. Please explain how this is consistent with your disclosure on page 12 that the current credit environment has not had a significant adverse impact on your liquidity or revise as appropriate.

Our products contain hazardous materials and chemicals…, page 17

9. Within this risk factor, please identify and briefly describe the major hazardous chemicals that you handle or that your products contain.

The market price of our common stock may be volatile, page 20

10. Please revise this risk factor subheading to more specifically describe the risk of stock volatility to investors.

Management's Discussion and Analysis of Financial Condition and Results of Operations

History of Swisher, page 23

11. Please refer to the final paragraph on page 25. This paragraph contains several technical terms such as reverse acquisition, capital transaction, business combination, reverse capitalization equivalent. Please revise this paragraph to explain these terms so that an investor can understand what you mean.

Recent Developments, page 26

12. We note your acquisition of Gateway ProClean in November 2010. Please disclose the material provisions of the purchase agreement including the purchase price and tell us whether this acquisition is deemed to be significant to the company.

Critical Accounting Policies and Estimates

Goodwill and Other Intangibles, pages 27

13. We note some impairment charges were taken on goodwill and other intangible assets during 2009 and 2008. Please expand your disclosure related to goodwill to provide information for investors so that they can better assess the probability of a future material impairment charges. In responding to this comment, please disclose the following information for each reporting unit/branch location that is at risk of failing the first step

of impairment testing:

- Percentage by which fair value exceeded carrying value as of the date of the most recent test;
- Description of the methods and key assumptions used and how the key assumptions were determined;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Cash Flow Summary, page 52

14. We note your disclosure on page F-6 that you made distributions to shareholders of $115,000 in 2009 and $704,000 in 2008. We also note that your net cash used in operating activities for 2009 and 2009 was $5,700,320 and 6,770,438, respectively. Please disclose the specific sources of cash used to make these distribution payments and the amount from each source including cash from operations.

Liquidity and Capital Resources, page 54

15. With respect to your $10 million credit facility with Wachovia, we note that you amended the credit facility on November 5, 2010 to eliminate a majority of the restrictive and financial covenants. Since your merger transaction was completed on November 2, 2010, please confirm that you obtained Wachovia's Bank's consent prior to the merger transaction or clarify how the covenant against mergers and acquisitions was otherwise waived. Please provide similar disclosure for the HB Service credit facility with Wachovia.

16. We note your disclosure on page 55 that the company borrowed an aggregate of $21,445,000 from Royal Palm Mortgage Group LLC and that, in July 2010, Mr. Berrard purchased $10,722,500 of the total debt. We further note that the note was cancelled and the amounts owing there under were contributed as capital. Please revise to clarify whether $10,722,500 was contributed as capital or whether the entire amount owed to Mr. Berrard and Royal Palm Mortgage Group LLC was contributed as capital.

Long-Term Contractual Obligations, page 56

17. Refer to Note 2 to your long-term contractual obligations table which states that the 1-2 year column includes $24,946,932 due under the company's bank lines of credit. However, the total contractual cash obligation in the 1-2 year column is only $8,937,069. Please revise your table for consistency.

18. Please disclose alternative sources of financing if management is unable to renew the lines of credit.

Forward-Looking Statements, page 57

19. It appears that at various times throughout 2009 and 2010, your stock traded below $5. It therefore appears that your common stock may be commensurate in scope with penny stock as it is defined in Rule 3a51-1 of the Securities Exchange Act of 1934. Given this, please tell us how you are able to take advantage of the safe harbor for forward-looking statements within the Private Securities Litigation Reform Act of 1995. In the alternative, please remove the reference to the Private Securities Litigation Reform Act of 1995 from your future filings.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 60

20. We note your disclosure on page 56 that you pay interest on both variable and fixed rate debt. Please provide the disclosure required by Item 305(a) of Regulation S-K with respect to the potential changes in the fair value of your fixed rate debt due to changes in the prevailing interest rates or explain why this information would not be material to investors.

Security Ownership of Certain Beneficial Owners and Management, page 60

21. We note footnote (2) to your table on page 61 states that the shares of common stock held by several of your executive officers have been pledged to Mr. Huizenga as security for certain obligations pursuant to stock pledge and security agreements. Please tell us why you did not include these pledged shares in Mr. Huizenga's total beneficial ownership within your table. Refer to Rule 13d-3 of the Securities Exchange Act of 1934.

22. We note footnote (4) of your table states that 4,078,301 of Mr. Serruya's shares are held by 1082272 Ontario, Inc. Please clarify Mr. Serruya's relationship to this entity and state whether Mr. Serruya has investment power over these shares.

Directors, page 62

23. For Messrs. Bush, Prussky, Rodriguez and Serruya please clarify each individual's principal occupations and employment during the past five years providing the dates for each position held. See Item 401(e) of Regulation S-K.

Compensation Discussion and Analysis, page 68

24. From your discussion on page 68, it is unclear how you determined the base salaries for each of your named executive officers for 2009 and 2010. Please expand your compensation discussion and analysis to state how you determined the amount of

Steven R. Berrard
Swisher Hygiene Inc.
December 7, 2010
Page 6

compensation each executive officer should receive.   See Items 402(b)(1)(v) and 402(b)(2)(v) of Regulation S-K.

25. Please discuss the factors the compensation committee considered in increasing Mr. Berrard's salary to $500,000 in 2011. See Item 402(b)(2)(ix) of Regulation S-K.

Named Executive Officer Compensation Components for 2010, page 68

26. We note your statement within this section that no grants of long-term incentive equity have been made in 2010 and also your statement on page 73 that you currently have no equity compensation plans. Please tell us how this is consistent with your disclosure on page 69 that your compensation committee has granted both restricted stock units and stock options to your named executive officers pursuant to your Stock Incentive Plan, approved on November 2, 2010. In the alternative, please revise for consistency throughout your registration statement.

Notes to Unaudited Pro Forma Consolidated Financial Statements, pages PF-5

27. Please tell us who management determined to be the accounting acquirer and the basis for that decision. Please ensure that you cite any accounting literature relied upon. Within your response please address the relative ownership percentages post merger, the number of Board of Director seats held by each party post merger, the significant liquidity that CoolBrands will be providing.

28. Please tell us management's basis for recording the transaction as a recapitalization and not a business combination. Please cite any accounting literature relied upon. Within your response please address whether you viewed CoolBrands as a non-operating shell and your basis for doing so give the operating that are shown within their financial statements.

29. Please disclose that it is managements opinion that the difference in year ends is immaterial.

30. Please reconcile the $1.6 million in merger related costs adjusted for within your pro formas with the disclosure on page 34 which indicates that you incurred only $1.4 million.

Index to Consolidated Financial Statements, page F-1

31. Please correct the reporting dates for CoolBrands International, Inc.

Swisher Hygiene inc. and Subsidiaries

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-7

32. Please provide to us management's basis for accounting for the acquisition of HB Service, LLC as a merger of entities under common control. Specifically tell how you meet the criteria in ASC 805, including the ownership percentages of the entities pre and post merger.

Note 12 – Supplemental Financial Information, page F-19

33. Please tell us the nature of and your accounting policy for contract acquisition costs.

Note 13 – Subsequent Events, page F-20

34. Please disclose the amount of the $6.6 million shareholders advances that have been repaid.

Exhibits

35. We note your disclosure on page 9 that you purchased 52.7% and 65.6% of the chemicals required for operations in 2009 and the first-half of 2010, respectively, from one supplier that operates a single manufacturing location. Please file your agreement with this supplier in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not appropriate to file such agreement.

36. We note that the subsidiary guarantee in exhibit 10.1 appears to be unexecuted and is required as a condition to making the loan. Please tell us why you are unable to file a version of this agreement which reflects executed subsidiary guarantees, or in the alternative, please file the executed versions with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron at (202) 551-3439 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: Michael Francis, Esq.
       Akerman Senterfitt
       Via Facsimile: (305) 374-5095